82-1836

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

02034065

April 29, 2002

02 MAY 14 AM 10:34

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: African Metals Corporation (the "Company")
Third Quarter Report

Enclosed please find one copy of the Company's Form 51-901F with the Third Quarter Report and financial statements for the nine months ended February 28, 2002.

Please be advised, that in accordance with National Policy 41, the Third Quarter Report was mailed to shareholders on April 29, 2002.

Yours truly,

AFRICAN METALS CORPORATION

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

dw 5/21

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

Third Quarter Report to Shareholders - For the Nine Months Ended February 28, 2002
(BC Form 51-901F, Schedule C: Management Discussion and Analysis)

Dear Shareholder:

INTRODUCTION
The Third Quarter of African Metals Corporation, from December 1, 2001 to February 28, 2002 and the subsequent time to the present, has been a period of transition for the Company. The disposition of the Company's Union assets, including the 85% interest of the Nkroful property, is awaiting approval by the TSX Venture Exchange. A geological and field review preliminary to the first program has been completed on the Lenguekoto concession. A program was carried out on the Faraba concession with less than positive results. The Company is currently in discussions on the possible acquisition of four new concessions in West Africa.

UNION ASSETS
The Company has is still awaiting approval by the TSX Venture Exchange for the return of the Union – Nkroful assets, which include an 85% interest in the Nkroful property in Ghana, West Africa and some milling equipment, to the original owners, in exchange for the return to treasury of 1,500,000 shares of the Company's stock.

LENGUEKOTO CONCESSION
A review of reports on the Lenguekoto concession and a visit to the concession to verify information has been completed since December 1, 2001.

A 10 to 20 metre wide, east-west quartz vein occurs on the northern part of the concession and dips 25° south. Previous owners attempted to drill the vein with a RAB drill, but it did not penetrate the vein. North of and adjacent to the vein is a large area of orpaillage or hand dug pits.

Within the concession there is an 80 by 200 metre area underlain by a granitic intrusive enveloped by a 200 x 350 metre area of orpaillage. A greater than 20 metre wide granitic dyke extends for an unknown direction at an azmith of 110° from the southern part of the granitic intrusive. Some crackle breccia was seen in the dyke. Quartz stringers from six inches to one foot in width occur within the dyke in two sets of veins, striking 60° and 90°. Subject to financing, the Company plans a program of pitting, geological mapping and rock and soil sampling this spring.

FARABA CONCESSION
This winter the Company carried out a program of pitting and sampling in areas with soils anomalous in gold. The results of the program were below expectations and the Company is reviewing its options on the area.

POSSIBLE NEW ACQUISITIONS
The Company is currently in discussions on the possible acquisition of four separate concessions in West Africa.

FINANCIAL INFORMAION
For the nine-month period of the year 2002, the administration costs were down from $78,139 in 2001 to $66,501 largely due to a reduction in management fees. A total of $22,625 was received through the exercise of options in the Third Quarter and a further $10,875 had been received as a share subscription advance. As a subsequent event, a $32,640 private placement was announced.

INVESTOR RELATIONS
Investor relations is conducted by Company personnel and through the dissemination of news releases. We invite you to visit our website at *www.africanmetals.com.*

Dated at Vancouver, British Columbia this 26th day of April, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

"Signed"
Willis W. Osborne
President & Director

Schedule A: Financial Information

AFRICAN METALS CORPORATION

Consolidated Financial Statements

February 28, 2002 and February 28, 2001

(Unaudited - Prepared by Management)

AFRICAN METALS CORPORATION

Consolidated Balance Sheets

February 28, 2002 and May 31, 2001

	February 28, 2002 (unaudited)	May 31, 2001 (audited)
Assets		
Current assets:		
Cash and short-term deposits	$ 5,071	$ 4,996
Marketable securities	36,311	52,926
Accounts receivable	5,514	1,805
Prepaid expenses	1,213	-
	48,109	59,727
Property, Plant and Equipment (Note 2)	285,403	326,053
Mineral Properties, including deferred costs (Note 3)	397,921	332,733
Incorporation Costs	648	648
	$ 732,081	$ 719,161
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 26,586	$ 36,954
Shareholders' equity:		
Share capital (Note 4)	9,392,175	9,305,450
Share subscription advance	2,500	2,500
Deficit	(8,689,180)	(8,625,743)
	705,495	682,207
	$ 732,081	$ 719,161

On behalf of the Board:

Willis W. Osborne (signed)
Director

Michael F. Bolton (signed)
Director

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION
Consolidated Statements of Operations and Deficit

For the periods ended February 28, 2002 and February 28, 2001

	3 months ended		9 months ended	
	February 28, 2002	February 28, 2001	February 28, 2002	February 28, 2001
				(Note 8)
ADMINISTRATION COSTS				
Advertising	$ -	$ -	$ -	$ 732
Bank charges	267	658	659	1,138
Commissions	75	526	630	1,399
Consulting fees	-	(348)	-	2,632
Management fees	4,500	7,500	13,500	22,500
Office and rent	8,922	8,141	28,502	28,272
Professional fees	3,288	(1,891)	9,026	6,288
Stock exchange filing fees	2,110	1,995	4,905	4,780
Telephone	451	864	728	2,033
Transfer agent	801	591	2,611	2,415
Travel and promotion	2,879	3,518	5,940	5,950
	23,293	21,554	66,501	78,139
OTHER ITEMS:				
Interest income	(13)	(88)	(174)	(312)
Loss (gain) on conversion of foreign currencies	-	120	-	(539)
Gain on sale of investments	(900)	(4,005)	(2,890)	(15,223)
	(913)	(3,973)	(3,064)	(16,074)
NET LOSS FOR THE PERIOD	22,180	*17,581*	*63,437*	*62,065*
DEFICIT, BEGINNING OF PERIOD	8,666,800	7,639,582	8,625,743	7,595,098
DEFICIT, END OF PERIOD	$ 8,689,180	$ 7,657,163	$ 8,689,180	$ 7,657,163
Loss per share	$ 0.002	$ 0.001	$ 0.005	$ 0.005

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION
Consolidated Schedules of Deferred Exploration and Development Costs

For the nine months ended February 28, 2002 and 2001

	2002	2001
EXPLORATION AND DEVELOPMENT EXPENDITURES:		
Amortization	$ 40,650	$ 40,650
Drilling, assays and reclamation	956	-
Exploration and surveys	8,584	-
Office, consulting and travel	3,782	-
	53,972	40,650
BALANCE OF COSTS AT BEGINNING OF PERIOD	28,316	304,638
BALANCE OF COSTS AT END OF PERIOD	$ 82,288	$ 345,288

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION
Consolidated Statements of Cash Flows

For the periods ended February 28, 2002 and February 28, 2001

	Three months ended February 28, 2002	Three months ended February 28, 2001	Nine months ended February 28, 2002	Nine months ended February 28, 2001
				(Note 8)
OPERATING ACTIVITIES:				
Net loss for the period	$ (22,380)	$ (17,581)	$ (63,437)	$ (62,065)
Adjustments:				
Gain on disposal of marketable securities	(900)	(4,005)	(2,890)	(15,223)
Loss (gain) on conversion of foreign exchange	-	120	-	(539)
	(23,280)	(21,466)	(66,327)	(77,827)
Changes in non-cash operating working capital				
Account receivable	(1,777)	1,940	(3,709)	(4,146)
Prepaid expenses	4,507	-	(1,213)	-
Accounts Payable and accrued liabilities	(8,899)	(7,362)	(10,368)	(28,796)
	(29,449)	(26,888)	(81,617)	(110,769)
FINANCING ACTIVITIES:				
Issuance of share capital for cash	22,625	2,500	86,725	51,500
Share subscription advance	(10,875)	-	-	-
	11,750	2,500	86,725	51,500
INVESTING ACTIVITIES:				
Proceeds on disposal of investment	1,530	16,256	19,505	44,816
Acquisition costs of mineral properties	(6,893)	-	(11,218)	(4,413)
Deferred exploration and development costs	(8,402)		(13,320)	-
	(13,765)	16,256	(5,033)	40,403
Loss (gain) on conversion of foreign exchange	-	(120)	-	539
INCREASE (DECREASE) IN CASH	(31,464)	(8,252)	75	(18,327)
CASH AND SHORT-TERM DEPOSITS, BEGINNING OF PERIOD	36,535	12,196	4,996	22,271
CASH AND SHORT-TERM DEPOSITS, END OF PERIOD	$ 5,071	$ 3,944	$ 5,071	$ 3,944

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION
Notes to Consolidated Financial Statements
February 28, 2002

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

African Metals Corporation (the "Company") is in the process of exploring and developing its mineral properties located in West Africa.

The interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited consolidated financial statements for the year ended May 31, 2001, except that they do not include all of the note disclosures required for annual financial statements. It is therefore suggested that the interim financial statements be read in conjunction with the annual consolidated financial statements.

2. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	February 28, 2002 Net Book Value	May 31, 2001 Net Book Value
Mill	$ 542,853	$ 257,450	$ 285,403	$ 326,053

3. MINERAL PROPERTIES

February 28, 2002

	Acquisition Costs	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
a. Nkroful Properties, Ghana	$ 300,000	$ 40,650	$ -	$ 340,650
b. Mali	15,631	41,638	-	57,269
c. Argentina	1	-	-	1
d. Alaska	1	-	-	1
	$ 315,633	$ 82,288	$ -	$ 397,921

May 31, 2001

	Acquisition Costs	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
a. Nkroful Properties, Ghana	$ 965,961	$ 330,522	$ (996,483)	$ 300,000
b. Mali	4,417	28,316	(2)	32,731
c. Argentina	1	-	-	1
d. Alaska	1	-	-	1
	$ 970,380	$ 358,838	$ (996,485)	$ 332,733

Nkroful Properties

The Company has entered into an Agreement whereby it will return all of the assets acquired in the 1997 Union – Nkroful acquisition to the previous owners (of which, one (1) is a current Director of the Company) for 1.5 million shares of the Company's stock which were previously issued to acquire the subsidiaries. This disposition is subject to the approval of the CDNX. During the current quarter, Nkroful Mining Ltd. has a net loss of $6,280 and the net book value of the assets amounted to $585,403.

4. **SHARE CAPITAL**

The authorized share capital of the Company is unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	February 28, 2002		May 31, 2001	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance beginning of year	12,087,120	$ 9,305,450	11,650,310	$ 9,222,778
Shares issued for cash	416,000	86,725	357,500	56,500
Shares issued for debt	-	-	79,310	26,172
Balance end of quarter	12,503,120	$ 9,392,175	12,087,120	$ 9,305,450

Transactions for the Issue of Share Capital During the quarter ended February 28, 2002:

a. The Company issued 25,000 shares at a price of $0.20 per share and 70,500 shares at $0.25 per share for the exercise of stock options for total considerations of $22,625.

5. **RELATED PARTY TRANSACTIONS**

a. Management fees totalling $13,500 (2000 - $22,500) were paid to a current Director of the Company

b. Included in accounts payable is $1,598 (May 31, 2001 - $5,937) due to Great Quest Metals Ltd., a corporation related by virtue of common directors. The amount is non-interest bearing and is classified as a current liability as management has determined that the loan will be repaid within the next twelve months.

c. Included in accounts receivable is $2,008 (May 31, 2001 - $632) due from Great Quest Metals Ltd., a corporation related by virtue of common directors. The amount is non-interest bearing and is classified as a current asset as management has determined that the loan will be repaid within the next twelve months.

6. **SEGMENTED INFORMATION**

The Company operates in one reportable operating segment, being the exploration and development of mineral properties

The Company's capital assets are all located in Africa.

7. **SUBSEQUENT EVENTS**

a. The Company issued 5,500 shares at a price of $0.25 per share for the exercise of stock options for a total consideration of $1,375

b. The Company announced a private placement consisting of 136,000 units at a price of $0.24 per unit for total proceeds of $32,640. Each unit consists of one common share and one non-transferable share purchase warrant Each warrant entitles the holder to purchase one additional common share of the Company at a price of $0.30 for a two-year period. This private placement is subject to regulatory approval

8. **COMPARATIVE FIGURES**

Certain comparative figures have been reclassified to confirm with the current year's consolidated financial statement presentation.

Section 1 – Analysis of expenses and deferred costs:

Details of Mineral Property Interests by Expense Category: See Schedule A: "Consolidated Schedules of Deferred Exploration and Development Costs".

Section 2 – Related party transactions for the fiscal year-to-date:

See Note 5 of the accompanying financial statements.

Section 3

A. **Securities Issued/Allotted During the Period**

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price Per Share	Total Proceeds	Type of Consideration	Commission Paid
Dec 6/01	Common Shares	Directors Options	25,000 47,500	$0.20 $0.25	$ 5,000 $ 11,875	Cash	Nil
Feb 5/02	Common Shares	Directors Options	12,000	$0.25	$ 3,000	Cash	Nil
Feb 25/02	Common Shares	Directors Options	11,000	$0.25	$ 2,750	Cash	Nil

B. **Options Granted During the Period**

Nil

Section 4

A. **Authorized and Issued Share Capital as at February 28, 2002**

Authorized Share Capital - Unlimited common shares without par value.

A total of 12,503,120 shares have been issued for a total of $9,392,175.

B. **Options, Warrants and Convertible Securities Outstanding as at February 28, 2002:**

(i) The Company has outstanding stock options for 781,500 shares, exercisable as follows:

- 72,500 shares at a price of $0.20 per share on or before October 16, 2002.
- 112,000 shares at a price of $0.20 per share on or before August 6, 2003.
- 357,500 shares at a price of $0.20 per share on or before January 26, 2005.
- 239,500 shares at a price of $0.25 per share on or before July 13, 2006.

C. **Shares in Escrow or Subject to Pooling as at February 28, 2002**

Nil

Section 5 - List of Directors and Officers as at April 26, 2002

- Willis W. Osborne — President & Director
- Michael F. Bolton — Director
- Franklin Russell — Director
- Jennifer Nestoruk — Corporate Secretary

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

CORPORATION INFORMATION

(As at April 26th, 2002)

Corporate Office:	Suite 515, 475 Howe Street Vancouver, British Columbia, Canada V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854 Website: www.africanmetals.com Email Address: info@africanmetals.com
Directors & Officers:	Mr. Willis W. Osborne, President & Director Mr. Michael F. Bolton, Director Mr. Franklin Russell, Director Ms. Jennifer Nestoruk, Corporate Secretary
Stock Exchange Listing:	Canadian Venture Exchange (CDNX) Trading Symbol "AFR"
Transfer Agent & Registrar:	Computershare Trust Company of Canada 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9
Share Capital:	Authorized: Unlimited Issued: 12,508,620 Options: 776,000 12g3-2(b) Exemption #82-1856 Standard & Poor's Listed United States Securities & Exchange Commission Form 20-F File No. 0-29588
Legal Counsel:	DuMoulin Black 10th Floor, 595 Howe Street Vancouver, British Columbia, Canada V6C 2T5
Registered & Records Office:	Anton, Campion, MacDonald, Oyler & Buchan Suite 200 Financial Plaza, 204 Lambert Street Whitehorse, Yukon, Canada Y1A 3T2
Auditor:	Jones Richards & Company Suite 900, 1200 Burrard Street Vancouver, British Columbia, Canada V6Z 2C7

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